

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

<u>Via U.S. Mail</u>

Mr. Johnny Lian Tian Yong
President and Director
TechMedia Advertising, Inc.
62 Upper Cross Street, #04-01
Singapore 058353

      Re: **TechMedia Advertising, Inc.**
               Item 4.02 Form 8-K
               Filed December 15, 2010
               File No. 0-52945

Dear Mr. Lian Tian Yong:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Mark Rakip
               Staff Accountant